Exhibit 99.3

Cameco Corporation

2022 condensed consolidated interim financial statements

(unaudited)

October 26, 2022

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands, except per share amounts)		Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Revenue from products and services	11	$388,659	$361,216	$1,344,274	$1,010,437

Cost of products and services sold		315,937	336,557	1,026,997	924,437
Depreciation and amortization		47,574	50,774	149,372	139,910

Cost of sales	19	363,511	387,331	1,176,369	1,064,347

Gross profit (loss)		25,148	(26,115)	167,905	(53,910)

Administration		61,141	39,522	142,768	90,484
Exploration		3,246	2,799	8,168	5,853
Research and development		3,130	1,794	9,296	5,385
Other operating income	9	(24,643)	(2,163)	(65,283)	(18,370)
Gain on disposal of assets		(448)	(3,214)	(660)	(3,217)

Earnings (loss) from operations		(17,278)	(64,853)	73,616	(134,045)
Finance costs	12	(23,277)	(18,933)	(62,376)	(56,581)
Gain (loss) on derivatives	18	(73,114)	(16,344)	(91,402)	6,917
Finance income		9,457	1,635	15,886	5,410
Share of earnings from equity-accounted investee	7	8,685	11,130	78,213	33,332
Other income	13	50,876	12,765	90,791	21,640

Earnings (loss) before income taxes		(44,651)	(74,600)	104,728	(123,327)
Income tax expense (recovery)	14	(25,117)	(2,477)	41	(9,478)

Net earnings (loss)		(19,534)	(72,123)	104,687	(113,849)

Net earnings (loss) attributable to:

Equity holders		$(19,530)	$(72,116)	$104,799	$(113,804)
Non-controlling interest		(4)	(7)	(112)	(45)

Net earnings (loss)		$(19,534)	$(72,123)	$104,687	$(113,849)

Earnings (loss) per common share attributable to equity holders:
Basic	15	$(0.05)	$(0.18)	$0.26	$(0.29)

Diluted	15	$(0.05)	$(0.18)	$0.26	$(0.29)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Net earnings (loss)	$(19,534)	$(72,123)	$104,687	$(113,849)

Other comprehensive loss, net of taxes
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]	—	(150)	—	22,059

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(32,473)	(11,769)	(66,697)	(29,681)

Other comprehensive loss, net of taxes	(32,473)	(11,919)	(66,697)	(7,622)

Total comprehensive income (loss)	$(52,007)	$(84,042)	37,990	(121,471)

Other comprehensive income (loss) attributable to:

Equity holders	$(32,474)	$(11,923)	$(66,700)	$(7,621)
Non-controlling interest	1	4	3	(1)

Other comprehensive loss	$(32,473)	$(11,919)	$(66,697)	$(7,622)

Total comprehensive income (loss) attributable to:

Equity holders	$(52,004)	$(84,039)	$38,099	$(121,425)
Non-controlling interest	(3)	(3)	(109)	(46)

Total comprehensive income (loss)	$(52,007)	$(84,042)	$37,990	$(121,471)

[1]	Net of tax (Q3 2022 - $0; Q3 2021 - $0; 2022 - $0; 2021 - $(3,267))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Sep 30/22	Dec 31/21
Assets
Current assets
Cash and cash equivalents		$942,108	$1,247,447
Short-term investments		402,001	84,906
Accounts receivable		234,586	276,139
Current tax assets		1,068	4,966
Inventories	5	470,037	409,521
Supplies and prepaid expenses		119,404	95,341
Current portion of long-term receivables, investments and other	6	64,018	23,232

Total current assets		2,233,222	2,141,552

Property, plant and equipment		3,409,647	3,576,599
Intangible assets		48,060	51,247
Long-term receivables, investments and other	6	596,782	577,527
Investment in equity-accounted investee	7	205,252	233,240
Deferred tax assets		975,841	937,579

Total non-current assets		5,235,582	5,376,192

Total assets		$7,468,804	$7,517,744

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		278,333	340,458
Current tax liabilities		10,390	4,129
Current portion of other liabilities	8	114,023	22,791
Current portion of provisions	9	34,578	46,365

Total current liabilities		437,324	413,743

Long-term debt		996,812	996,250
Other liabilities	8	275,812	171,774
Provisions	9	869,396	1,090,009

Total non-current liabilities		2,142,020	2,258,033

Shareholders’ equity
Share capital	10	1,915,021	1,903,357
Contributed surplus		223,874	230,039
Retained earnings		2,744,452	2,639,650
Other components of equity		6,095	72,795

Total shareholders’ equity attributable to equity holders		4,889,442	4,845,841
Non-controlling interest		18	127

Total shareholders’ equity		4,889,460	4,845,968

Total liabilities and shareholders’ equity		$7,468,804	$7,517,744

Commitments and contingencies [notes 9, 14]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation Consolidated statements of changes in equity
	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	104,799	—	—	104,799	(112)	104,687
Other comprehensive income (loss)	—	—	—	(66,700)	—	(66,700)	3	(66,697)

Total comprehensive income (loss) for the period	—	—	104,799	(66,700)	—	38,099	(109)	37,990

Share-based compensation	—	2,425	—	—	—	2,425	—	2,425
Stock options exercised	11,664	(2,389)	—	—	—	9,275	—	9,275
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	3	—	—	3	—	3

Balance at September 30, 2022	$1,915,021	$223,874	$2,744,452	$6,843	$(748)	$4,889,442	$18	$4,889,460

Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(113,804)	—	—	(113,804)	(45)	(113,849)
Other comprehensive income (loss)	—	—	—	(29,680)	22,059	(7,621)	(1)	(7,622)

Total comprehensive income (loss) for the period	—	—	(113,804)	(29,680)	22,059	(121,425)	(46)	(121,471)

Share-based compensation	—	3,366	—	—	—	3,366	—	3,366
Stock options exercised	30,479	(6,257)	—	—	—	24,222	—	24,222
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	4	—	—	4	—	4
Transfer to retained earnings[1]	—	—	34,339	—	(34,339)	—	—	—

Balance at September 30, 2021	$1,900,189	$229,488	$2,656,369	$74,245	$(748)	$4,859,543	$160	$4,859,703

[1]	In 2021, Cameco divested of its investments in equity securities and elected to transfer the cumulative net gains from equity investments at FVOCI to retained earnings.

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Operating activities
Net earnings (loss)		$(19,534)	$(72,123)	$104,687	$(113,849)
Adjustments for:
Depreciation and amortization		47,574	50,774	149,372	139,910
Deferred charges		30,038	3,871	49,261	4,838
Unrealized loss on derivatives		76,177	26,440	101,599	8,172
Share-based compensation	17	846	1,137	2,425	3,366
Gain on disposal of assets		(448)	(3,214)	(660)	(3,217)
Finance costs	12	23,277	18,933	62,376	56,581
Finance income		(9,457)	(1,635)	(15,886)	(5,410)
Share of earnings in equity-accounted investee		(8,685)	(11,130)	(78,213)	(33,332)
Other operating income	9	(24,643)	(2,163)	(65,283)	(18,370)
Other expense (income)	13	(50,876)	(12,725)	(90,791)	(431)
Income tax expense (recovery)	14	(25,117)	(2,477)	41	(9,478)
Interest received		7,366	2,524	13,386	7,987
Income taxes received (paid)		123	7,532	(235)	8,151
Dividends from equity-accounted investee		—	—	104,943	50,128
Other operating items	16	(93,235)	196,937	(109,872)	304,314

Net cash provided by (used in) operations		(46,594)	202,681	227,150	399,360

Investing activities
Additions to property, plant and equipment		(43,233)	(30,910)	(109,304)	(61,323)
Acquisitions [note 4]		—	—	(101,669)	—
Increase in short-term investments		(40,097)	(26,985)	(317,096)	(119,919)
Decrease (increase) in long-term receivables, investments and other		—	645	(2,000)	72,865
Proceeds from sale of property, plant and equipment		448	5,315	726	5,317

Net cash used in investing		(82,882)	(51,935)	(529,343)	(103,060)

Financing activities
Interest paid		(430)	(807)	(19,802)	(21,358)
Lease principal payments		(931)	(569)	(2,096)	(1,798)
Proceeds from issuance of shares, stock option plan		79	3,991	9,275	24,222
Dividends returned		—	—	5	5

Net cash provided by (used in) financing		(1,282)	2,615	(12,618)	1,071

Increase (decrease) in cash and cash equivalents, during the period		(130,758)	153,361	(314,811)	297,371
Exchange rate changes on foreign currency cash balances		8,458	3,725	9,472	(985)
Cash and cash equivalents, beginning of period		1,064,408	1,057,682	1,247,447	918,382

Cash and cash equivalents, end of period		$942,108	$1,214,768	$942,108	$1,214,768

Cash and cash equivalents is comprised of:
Cash				697,410	643,822
Cash equivalents				244,698	570,946

Cash and cash equivalents				$942,108	$1,214,768

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2022 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 7).

Cameco’s Cigar Lake mine had been placed in a temporary state of care and maintenance periodically throughout 2020 and 2021 due to the global COVID-19 pandemic. The mine was in a temporary state of care and maintenance in January 2021 and production resumed in April 2021. Cameco also has two other operations in northern Saskatchewan. Rabbit Lake was placed in care and maintenance in 2016 while operations at McArthur River/Key Lake were suspended in 2018. In February 2022 Cameco announced the restart of the McArthur River/Key Lake operation and expect it will resume production by the end of the current year. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 19 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2021.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 26, 2022.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2021.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2021 consolidated financial statements.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A new amendment to an existing standard is not yet effective for the period ended September 30, 2022 and has not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt the following amendment.

i.	Income tax

In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.

4.	Acquisition of additional interest in Cigar Lake Joint Venture (CLJV)

On May 19, 2022, Cameco and Orano Canada Inc. (Orano) completed the acquisition of Idemitsu Canada Resources Ltd.’s (Idemitsu) 7.875% participating interest in the CLJV by acquiring their pro rata shares through an asset purchase. Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan is now 54.547% (previously 50.025%). The primary reason for the business combination was to increase our ownership interest.

Cash consideration of $101,669,000 was paid for the additional 4.522% interest. At the time of closing, $98,375,000 was released from escrow, with the remaining to be paid upon finalization of closing adjustments. While Cameco received the economic benefit of owning the additional interest as of January 1, 2022, the additional interest has been proportionately consolidated with the results of Cameco commencing on May 19, 2022.

CLJV allocates uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory. As such, there is no revenue or profit or loss of the acquiree included in the consolidated statements of earnings. If the acquisition had occurred at the beginning of the year, Cameco’s share of production would have included an additional 296,000 pounds. The impact to the financial statements would not have been material.

Acquisition costs of $1,508,000 have been included in administration expense in the consolidated statements of earnings for the nine-month period ended September 30, 2022.

Included in the identifiable assets and liabilities acquired at the date of acquisition are inputs, production processes and outputs. Therefore, Cameco has determined that together the acquired set is a business. In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Property, plant and equipment	$97,894
Deferred tax asset(a)	28,196
Inventory [note 6]	9,933
Working capital	(24)
Reclamation provision	(2,528)
Sales contracts	(9,000)

Net assets acquired	$124,471

Cash paid	101,669

Bargain purchase gain(b)	$22,802

(a)	The deferred tax asset has been measured provisionally, pending further review of the income tax attributes of the acquisition.
(b)

The preliminary bargain purchase gain resulted from applying the measurement requirements under IFRS 3, Business Combinations. This standard requires the measurement of tax attributes that were acquired as part of the transaction be in accordance with IAS 12, Income Taxes, rather than at fair value. The measured amount of these attributes exceeded the amount paid for them and the resulting gain is included in other income (expense) in the consolidated statement of earnings.

The accounting for the acquisition will be revised if, within one year of the acquisition date, new information is obtained about facts and circumstances that existed at the date of acquisition. Revision will occur if this new information identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition.

5.	Inventories

	Sep 30/22	Dec 31/21
Uranium
Concentrate	$344,612	$319,257
Broken ore	46,041	46,324
	390,653	365,581
Fuel services	78,477	43,549
Other	907	391

Total	$470,037	$409,521

Cameco expensed $282,667,000 of inventory as cost of sales during the third quarter of 2022 (2021 - $333,182,000). For the nine months ended September 30, 2022, Cameco expensed $953,438,000 of inventory as cost of sales (2021 - $866,811,000).

6.	Long-term receivables, investments and other

	Sep 30/22	Dec 31/21
Acquisition-related receivables [note 4](a)	$9,933	$—
Derivatives [note 18]	7,243	32,098
Deferred charges	45,835	—
Investment tax credits	95,812	95,722
Amounts receivable related to tax dispute(b)	295,221	295,221
Product loan(c)	203,307	176,904
Other	3,449	814
	660,800	600,759
Less current portion	(64,018)	(23,232)

Net	$596,782	$577,527

(a)

As part of its acquisition of the additional interest in the Cigar Lake Joint Venture, Cameco acquired 175,000 pounds of uranium concentrate inventory. Since delivery and title transfer of the inventory had not yet occurred at September 30, 2022 it has been recorded in the current portion of long-term receivables.

(b)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 14). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $295,221,000 already paid as at September 30, 2022 (December 31, 2021 - $295,221,000) (note 14).

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028. During 2022, 1,828,999 pounds have been returned as repayment on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at September 30, 2022, 3,571,001 pounds of U3O8 and 700,000 kgU of UF6 conversion supply were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 20). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Sep 30/22	Dec 31/21
Cash and cash equivalents	$20,887	$12,893
Other current assets	194,549	301,589
Non-current assets	333,374	328,469
Current liabilities	(14,116)	(32,774)
Non-current liabilities	(38,395)	(38,635)

Net assets	$496,299	$571,542

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Revenue from products and services	$29,102	$97,194	$178,264	$170,022
Cost of products and services sold	(5,242)	(13,430)	(28,266)	(27,085)
Depreciation and amortization	(1,382)	(5,902)	(7,736)	(11,568)
Finance income	413	64	1,003	208
Finance costs	(234)	(192)	(2,378)	(604)
Other expense	(2,383)	(4,628)	(7,339)	(11,390)
Income tax expense	(4,126)	(14,747)	(29,172)	(24,325)

Net earnings from continuing operations	$16,148	$58,359	$104,376	$95,258

Other comprehensive income	—	—	—	—

Total comprehensive income	$16,148	$58,359	$104,376	$95,258

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Sep 30/22	Dec 31/21
Opening net assets	$571,542	$440,565
Total comprehensive income	104,376	229,182
Dividends declared	(168,316)	(85,198)
Impact of foreign exchange	(11,303)	(13,007)

Closing net assets	496,299	571,542

Cameco’s share of net assets	198,520	228,617
Consolidating adjustments(a)	(29,829)	(60,348)
Fair value increment(b)	85,167	85,976
Dividends in excess of ownership percentage(c)	(46,906)	(22,085)
Impact of foreign exchange	(1,700)	1,080

Carrying amount in the statement of financial position at September 30, 2022	$205,252	$233,240

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Other liabilities

	Sep 30/22	Dec 31/21
Deferred sales	$95,229	$23,316
Derivatives [note 18]	81,741	4,997
Accrued pension and post-retirement benefit liability	89,407	89,002
Lease obligation [note 18]	9,072	4,872
Product loans(a)	48,160	15,763
Other	66,226	56,615
	389,835	194,565
Less current portion	(114,023)	(22,791)

Net	$275,812	$171,774

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2,414,000 kgU of UF6 conversion services and 2,816,000 pounds of U3O8 by September 30, 2026 with repayment in kind up to December 31, 2026. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.0%. At September 30, 2022, we have 1,523,000 kgU of UF6 conversion services drawn on the loans with repayment on 178,000 kgU due no later than December 31, 2022, 241,000 kgU due no later than December 31, 2023, 287,000 kgU due no later than December 31, 2025 and 817,000 kgU due no later than December 31, 2026. We also have 630,000 pounds of U3O8 drawn with repayment due no later than December 31, 2023. The loans are recorded at Cameco’s weighted average cost of inventory.

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,126,969	$9,405	$1,136,374
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(197,108)	—	(197,108)
Recognized in earnings	(65,283)	501	(64,782)
Provisions used during the period	(19,549)	(888)	(20,437)
Unwinding of discount	20,123	166	20,289
Impact of foreign exchange	29,638	—	29,638

End of period	$894,790	$9,184	$903,974

Current	32,590	1,988	34,578
Non-current	862,200	7,196	869,396

	$894,790	$9,184	$903,974

The reclamation provision decreased by $262,391,000 due largely to an increase in risk-free nominal and real rates of return during the nine-month period.

10.	Share capital

At September 30, 2022, there were 398,442,337 common shares outstanding. Options in respect of 3,072,454 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2022, there were 5,500 options that were exercised resulting in the issuance of shares (2021 - 195,158). For the nine months ended September 30, 2022, there were 383,072 options exercised that resulted in the issuance of shares (2021 - 1,685,187).

On October 17, 2022, Cameco issued 34,057,250 common shares pursuant to a public offering (see note 21).

11.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 19):

For the three months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$162,569	$63,348	$—	$225,917
Europe	80,813	9,566	—	90,379
Asia	69,881	2,482	—	72,363

	$313,263	$75,396	$—	$388,659

Contract type

Fixed-price	$86,811	$73,659	$—	$160,470
Market-related	226,452	1,737	—	228,189

	$313,263	$75,396	$—	$388,659

For the three months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$155,581	$59,332	$10,951	$225,864
Europe	44,655	18,043	—	62,698
Asia	70,064	2,590	—	72,654

	$270,300	$79,965	$10,951	$361,216

Contract type

Fixed-price	$92,432	$77,985	$7,585	$178,002
Market-related	177,868	1,980	3,366	183,214

	$270,300	$79,965	$10,951	$361,216

For the nine months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$578,005	$202,123	$8,654	$788,782
Europe	215,171	32,636	2,769	250,576
Asia	289,685	15,231	—	304,916

	$1,082,861	$249,990	$11,423	$1,344,274

Contract type

Fixed-price	$374,869	$246,531	$11,423	$632,823
Market-related	707,992	3,459	—	711,451

	$1,082,861	$249,990	$11,423	$1,344,274

For the nine months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$444,772	$201,697	$11,841	$658,310
Europe	116,496	56,252	2,945	175,693
Asia	170,316	6,118	—	176,434

	$731,584	$264,067	$14,786	$1,010,437

Contract type

Fixed-price	$226,576	$257,182	$11,421	$495,179
Market-related	505,008	6,885	3,365	515,258

	$731,584	$264,067	$14,786	$1,010,437

12.	Finance costs

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Interest on long-term debt	$9,959	$9,760	$29,597	$29,351
Unwinding of discount on provisions	8,617	5,392	20,289	15,608
Other charges	4,615	3,749	12,300	11,514
Interest on lease liabilities	86	32	190	108

Total	$23,277	$18,933	$62,376	$56,581

13.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Bargain purchase gain [note 4]	—	—	22,802	—
Foreign exchange gains	50,874	12,725	67,987	431
Government assistance(a)	—	40	—	21,209
Other	2	—	2	—

Total	$50,876	$12,765	$90,791	$21,640

(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There were no unfulfilled conditions and other contingencies attached to this government assistance.

14.	Income taxes

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Earnings (loss) before income taxes
Canada	$(86,676)	$2,048	$79,062	$4,980
Foreign	42,025	(76,648)	25,666	(128,307)

	$(44,651)	$(74,600)	$104,728	$(123,327)

Current income taxes (recovery)
Canada	$506	$3,489	$3,830	$2,767
Foreign	1,331	(696)	6,276	(306)

	$1,837	$2,793	$10,106	$2,461
Deferred income taxes (recovery)
Canada	$(27,531)	$(5,442)	$(9,211)	$(11,814)
Foreign	577	172	(854)	(125)

	$(26,954)	$(5,270)	$(10,065)	$(11,939)

Income tax expense (recovery)	$(25,117)	$(2,477)	$41	$(9,478)

Cameco has recorded $975,841,000 of deferred tax assets (December 31, 2021 - $937,579,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Cameco has received refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021. During the quarter, as a result of additional information provided by the Tax Court, we reduced the award for disbursements by approximately $4,000,000. This reduction in the recovery was recognized as administration expense.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

15.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2022 was 398,389,298 (2021 - 397,502,462).

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(19,530)	$(72,116)	$104,799	$(113,804)
Weighted average common shares outstanding	398,439	397,792	398,389	397,502

Basic earnings (loss) per common share	$(0.05)	$(0.18)	$0.26	$(0.29)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(19,530)	$(72,116)	$104,799	$(113,804)
Weighted average common shares outstanding	398,439	397,792	398,389	397,502
Dilutive effect of stock options	—	—	1,639	—
Weighted average common shares outstanding, assuming dilution	398,439	397,792	400,028	397,502

Diluted earnings (loss) per common share	$(0.05)	$(0.18)	$0.26	$(0.29)

(a)

For the quarter ended September 30, 2022, 1,628 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive (2021 - 1,116). For the nine-month period ended September 30, 2021, 1,516 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

16.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Changes in non-cash working capital:
Accounts receivable	$(48,040)	$72,402	$74,900	$56,268
Inventories	(58,951)	70,033	(67,827)	253,071
Supplies and prepaid expenses	(10,538)	8,053	(23,494)	(3,153)
Accounts payable and accrued liabilities	12,678	47,097	(86,526)	17,818
Reclamation payments	(6,998)	(6,336)	(20,437)	(13,869)
Other	18,614	5,688	13,512	(5,821)

Other operating items	$(93,235)	$196,937	$(109,872)	$304,314

17.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 30,519,894 shares have been issued. As of September 30, 2022, the total number of stock options held by the participants was 3,072,454 (December 31, 2021 - 3,458,001).

B.	Executive performance share unit (PSU)

During the year, the Company granted 238,610 PSUs. The weighted average fair value per unit at the date of issue was $31.17. As of September 30, 2022, the total number of PSUs held by the participants was 1,250,254 (December 31, 2021 - 1,495,709).

C.	Restricted share unit (RSU)

During the year, the Company granted 289,050 RSUs. The weighted average fair value per unit at the date of issue was $31.17. As of September 30, 2022, the total number of RSUs held by the participants was 1,129,272 (December 31, 2021 - 1,081,783).

D.	Deferred share unit (DSU)

As of September 30, 2022, the total number of DSUs held by participating directors was 538,927 (December 31, 2021 - 579,362).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Restricted share unit plan	$846	$756	$2,380	$2,158
Performance share unit plan	—	314	—	913
Stock option plan	—	67	45	295

	846	1,137	2,425	3,366
Employee share ownership plan(a)	827	770	2,538	2,534

Total	$1,673	$1,907	$4,963	$5,900

(a)	The total number of shares purchased in 2022 with Company contributions was 81,728 (2021 - 117,589).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Performance share unit plan	$9,845	$7,740	$15,685	$20,304
Deferred share unit plan	5,119	2,128	5,194	5,783
Restricted share unit plan	6,791	2,272	10,113	5,253
Phantom stock option plan	852	104	1,190	997
Phantom restricted share unit plan	137	58	229	113

	$22,744	$12,302	$32,411	$32,450

Expenses (income) related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

18.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2022

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$942,108	$942,108
Short-term investments	—	402,001	402,001
Accounts receivable	—	234,586	234,586
Derivative assets [note 6]
Foreign currency contracts	7,243	—	7,243

	7,243	1,578,695	1,585,938

Financial liabilities
Accounts payable and accrued liabilities	—	278,333	278,333
Lease obligation [note 8]	—	9,072	9,072
Derivative liabilities [note 8]
Foreign currency contracts	74,515	—	74,515
Interest rate contracts	7,226	—	7,226
Long-term debt	—	996,812	996,812

	81,741	1,284,217	1,365,958

Net	(74,498)	294,478	219,980

At December 31, 2021

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$1,247,447	$1,247,447
Short-term investments	—	84,906	84,906
Accounts receivable	—	276,139	276,139
Derivative assets [note 6]
Foreign currency contracts	31,534	—	31,534
Interest rate contracts	564	—	564

	$32,098	$1,608,492	$1,640,590

Financial liabilities
Accounts payable and accrued liabilities	$—	$340,458	$340,458
Lease obligation [note 8]	—	4,872	4,872
Derivative liabilities [note 8]
Foreign currency contracts	3,760	—	3,760
Interest rate contracts	1,237	—	1,237
Long-term debt	—	996,250	996,250

	4,997	1,341,580	1,346,577

Net	$27,101	$266,912	$294,013

(a) Cameco has pledged $236,465,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2022

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$7,243	$—	$7,243	$7,243
Derivative liabilities [note 8]
Foreign currency contracts	(74,515)	—	(74,515)	(74,515)
Interest rate contracts	(7,226)	—	(7,226)	(7,226)
Long-term debt	(996,812)	—	(1,016,336)	(1,016,336)

Net	$(1,071,310)	$—	$(1,090,834)	$(1,090,834)

As at December 31, 2021

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$31,534	$—	$31,534	$31,534
Interest rate contracts	564	—	564	564
Derivative liabilities [note 8]
Foreign currency contracts	(3,760)	—	(3,760)	(3,760)
Interest rate contracts	(1,237)	—	(1,237)	(1,237)
Long-term debt	(996,250)	—	(1,103,978)	(1,103,978)

Net	$(969,149)	$—	$(1,076,877)	$(1,076,877)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 3.2% to 3.8% (2021 - 0.7% to 1.9%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/22	Dec 31/21
Non-hedge derivatives:
Foreign currency contracts	$(67,272)	$27,774
Interest rate contracts	(7,226)	(673)

Net	$(74,498)	$27,101

Classification:
Current portion of long-term receivables, investments and other [note 6]	$6,821	$22,652
Long-term receivables, investments and other [note 6]	422	9,446
Current portion of other liabilities [note 8]	(29,238)	(378)
Other liabilities [note 8]	(52,503)	(4,619)

Net	$(74,498)	$27,101

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/22	Sep 30/21	Sep 30/22	Sep 30/21
Non-hedge derivatives:
Foreign currency contracts	$(72,369)	$(15,905)	$(85,224)	$7,356
Interest rate contracts	(745)	(439)	(6,178)	(439)

Net	$(73,114)	$(16,344)	$(91,402)	$6,917

19.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

In 2021, Cameco determined that NUKEM no longer met the criteria for being considered a segment and concluded that it was appropriate to include NUKEM’s results with its uranium and fuel services segments. NUKEM’s purchase and sale of uranium concentrate and conversion services are reported internally as part of its uranium and fuel services businesses and should therefore be included with those businesses for segment reporting. The purchase and sale of enriched uranium product and separative work units continue to be reported in “other”. Comparative information has been adjusted.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $63,676,000 of care and maintenance and operational readiness costs during the third quarter of 2022 (2021 - $41,491,000 of care and maintenance costs). For the nine months ended September 30, 2022, Cameco expensed $175,408,000 (2021 - $162,669,000 of care and maintenance costs). Included in these amounts in 2021 is $40,359,000 for the nine months ended September 30, 2021 relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales, because of the Cigar Lake production suspension in 2021, is the impact of increased purchasing activity at a higher cost than produced pounds. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business	segments

For the three months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$313,263	$75,396	$—	$388,659
Expenses
Cost of products and services sold	257,674	58,284	(21)	315,937
Depreciation and amortization	36,859	8,089	2,626	47,574

Cost of sales	294,533	66,373	2,605	363,511

Gross profit (loss)	18,730	9,023	(2,605)	25,148

Administration	—	—	61,141	61,141
Exploration	3,246	—	—	3,246
Research and development	—	—	3,130	3,130
Other operating expense (income)	(24,848)	205	—	(24,643)
Gain on disposal of assets	(448)	—	—	(448)
Finance costs	—	—	23,277	23,277
Loss on derivatives	—	—	73,114	73,114
Finance income	—	—	(9,457)	(9,457)
Share of earnings from equity-accounted investee	(8,685)	—	—	(8,685)
Other income	—	—	(50,876)	(50,876)

Earnings (loss) before income taxes	49,465	8,818	(102,934)	(44,651)
Income tax recovery				(25,117)

Net loss				$(19,534)

For the three months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$270,300	$79,965	$10,951	$361,216
Expenses
Cost of products and services sold	265,016	60,204	11,337	336,557
Depreciation and amortization	35,446	10,207	5,121	50,774

Cost of sales	300,462	70,411	16,458	387,331

Gross profit (loss)	(30,162)	9,554	(5,507)	(26,115)

Administration	—	—	39,522	39,522
Exploration	2,799	—	—	2,799
Research and development	—	—	1,794	1,794
Other operating income	(1,806)	(357)	—	(2,163)
Gain on disposal of assets	(3,214)	—	—	(3,214)
Finance costs	—	—	18,933	18,933
Loss on derivatives	—	—	16,344	16,344
Finance income	—	—	(1,635)	(1,635)
Share of earnings from equity-accounted investee	(11,130)	—	—	(11,130)
Other income	—	—	(12,765)	(12,765)

Earnings (loss) before income taxes	(16,811)	9,911	(67,700)	(74,600)
Income tax recovery				(2,477)

Net loss				$(72,123)

For the nine months ended September 30, 2022

	Uranium	Fuel services	Other	Total
Revenue	$1,082,861	$249,990	$11,423	$1,344,274
Expenses
Cost of products and services sold	868,469	150,374	8,154	1,026,997
Depreciation and amortization	117,641	24,028	7,703	149,372

Cost of sales	986,110	174,402	15,857	1,176,369

Gross profit (loss)	96,751	75,588	(4,434)	167,905

Administration	—	—	142,768	142,768
Exploration	8,168	—	—	8,168
Research and development	—	—	9,296	9,296
Other operating income	(62,262)	(3,021)	—	(65,283)
Gain on disposal of assets	(453)	(207)	—	(660)
Finance costs	—	—	62,376	62,376
Loss on derivatives	—	—	91,402	91,402
Finance income	—	—	(15,886)	(15,886)
Share of earnings from equity-accounted investee	(78,213)	—	—	(78,213)
Other income	(22,802)	—	(67,989)	(90,791)

Earnings (loss) before income taxes	252,313	78,816	(226,401)	104,728
Income tax expense				41

Net earnings				$104,687

For the nine months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$731,584	$264,067	$14,786	$1,010,437
Expenses
Cost of products and services sold	749,899	162,943	11,595	924,437
Depreciation and amortization	100,420	28,306	11,184	139,910

Cost of sales	850,319	191,249	22,779	1,064,347

Gross profit (loss)	(118,735)	72,818	(7,993)	(53,910)

Administration	—	—	90,484	90,484
Exploration	5,853	—	—	5,853
Research and development	—	—	5,385	5,385
Other operating income	(17,700)	(670)	—	(18,370)
Gain on disposal of assets	(3,216)	(1)	—	(3,217)
Finance costs	—	—	56,581	56,581
Gain on derivatives	—	—	(6,917)	(6,917)
Finance income	—	—	(5,410)	(5,410)
Share of earnings from equity-accounted investee	(33,332)	—	—	(33,332)
Other income	—	—	(21,640)	(21,640)

Earnings (loss) before income taxes	(70,340)	73,489	(126,476)	(123,327)
Income tax recovery				(9,478)

Net loss				$(113,849)

20.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended September 30, 2022, Cameco recorded physical weight adjustments of $4,827,000 ($3,736,000 (US)) related to the finalization of prior period deliveries (2021 - purchases from JV Inkai of $67,320,000 ($53,596,000 (US))). For the nine month period ended September 30, 2022, purchases were $49,287,000 ($38,701,000 (US)) (2021 - $117,941,000 ($94,000,000 (US))).

21.	Subsequent event

On October 11, 2022, Cameco announced that it had entered into a strategic partnership with Brookfield Renewable Partners (Brookfield Renewable) and its institutional partners to acquire Westinghouse Electric Company (Westinghouse), one of the world’s largest nuclear services businesses. The total acquisition value is approximately $7,875,000,000 (US), including the assumption of an estimated $3,400,000,000 (US) of net debt, subject to purchase price adjustments. Brookfield Renewable, with its institutional partners, will own a 51% interest in Westinghouse and Cameco will own 49%. Closing of the transaction is anticipated in the second half of 2023 and we expect to equity account for this investment.

Cameco’s $2,192,750,000 (US) share of the net $4,475,000,000 (US) purchase price will be funded with a combination of cash, debt and equity. The Company secured a bridge loan facility of $280,000,000 (US) as well as $600,000,000 (US) in term loans. The bridge facility, if funded, will mature 364 days after the acquisition closing date and the term loans, which consist of two $300,000,000 (US) tranches, are expected to mature two and three years after the closing of the acquisition. In addition, on October 17, 2022, Cameco issued 34,057,250 common shares pursuant to a public offering for a total consideration of $747,557,000 (US). The proceeds of the issue after deducting expenses were $717,654,000 (US).